June 6, 2005 Jeff Schwartz - CEO, ProLogis Nelson Rising - Chairman and CEO, Catellus Walt Rakowich - President, COO and CFO, ProLogis Ted Antenucci - President, Catellus Commercial Development ProLogis/Catellus Merger

Safe Harbor In addition to historical information, this presentation contains forward-looking statements under the federal securities laws. Because these statements are based on current expectations, estimates and projections about the industry and markets in which ProLogis and Catellus operate, management's beliefs and assumptions made by management, they involve uncertainties that could significantly impact financial results. Forward-looking statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict. Actual operating results may be affected by changes in general economic conditions; increased or unanticipated competitive market conditions; changes in financial markets, interest rates and foreign currency exchange rates that could adversely affect cost of capital, ability to meet financing needs and obligations and its results of operations; the availability of private capital; geopolitical concerns and uncertainties and therefore, may differ materially from what is expressed or forecasted in this press release. For a discussion of factors that could affect financial condition and results of operations, refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk Factors" in ProLogis' Annual Report on Form 10-K/A #1 and Catellus' Annual Report on Form 10-K for the year ended December 31, 2004.

Transaction Overview ProLogis has agreed to purchase the stock of Catellus for a total consideration of $4.9 billion, including assumed liabilities and expenses.

Transaction Overview Catellus shareholders will be able to elect to receive either $33.81 per share in cash or 0.822 of a ProLogis share of stock for every share of Catellus stock 65% of Catellus shares will be exchanged for ProLogis shares and 35% of Catellus shares will be exchanged for cash Catellus stockholder elections will be prorated such that the merger consideration is fixed at 56.7 million ProLogis shares and $1.255 billion in cash The stock component of the transaction is expected to be tax-free to Catellus shareholders The board of the combined company will include 12 ProLogis members, in addition to Nelson Rising and one other current Catellus board member

Financial Impact of the Merger Total Market Capitalization The combined market capitalization will be approximately $17 billion Assets Owned and Under Management Total assets owned and under management will exceed $21 billion, representing over 350 million square feet Credit Statistics Estimated combined company debt-to-total book value of 48% Estimated combined company debt-to-total market value of 39% Fixed charge coverage of 2.7 to 2.8X Liquidity Number of shares to increase 28% to 252 million Estimated S&P 500 ranking moves up from 321 to 263 Accretion FFO Accretion in 2006 estimated to be 3% - 5% ($.10 - $.15/share) Growth Rate Enhanced through accelerated development

Strategic Advantages Creates unparalleled development platform in North America through Catellus' strategic land positions and deep talent added to ProLogis' development team Significantly strengthens ProLogis' market position in the largest and higher growth North American logistics markets Deepens relationships with large, repeat multinational customers, bringing opportunity for additional development demand Allows for strong future growth potential through acceleration of development, fund contributions, management fees and free cash flow Accretive to 2006 FFO through G&A synergies and positive impact of integrating Catellus' development operations into ProLogis' fund management business

Sources and Uses of Funds ($ in billions) Sources Uses Common Equity $2.3 Purchase of Common Equity $3.6 Assumed Debt 1.1 Assumption of Catellus Secured Debt 1.1 Asset Sales 0.7 Refinancing of Maturing 2006 Debt 0.1 Additional Unsecured Debt 0.8 Transaction Expenses 0.1 $4.9 $4.9 Equity Assumed Debt Unsecured Debt Asset Sales East 2.3 1.1 0.8 0.7 Purchase of Equity Ass. Of CDX debt Refinancing Expenses East 3.6 1.1 0.1 0.1 Equity 47% Assumed Debt 23% Asset Sales 14% Unsecured Debt 16% Purchase of Common Equity Assumption of Catellus' Debt Refinancing Expenses

Overview of Catellus Portfolio Industrial will be 97% of the Combined Company NOI After Monetizing Office/Other Properties TOTAL PORTFOLIO NOI BY TYPE S. CA Industrial 24% N. CA Industrial 10% Other Industrial 24% Office/Other Targeted for sale 26% Ground Leases 10% Retail 6% Industrial Office Retail SF by Property Type 36.4 3.1 1.1 Industrial 36.4 MSF Retail 1.1 MSF Office 3.1 MSF TOTAL PORTFOLIO SF BY TYPE

Complementary Portfolio Characteristics – North America





	ProLogis[1]	Catellus[1]
Product type	Bulk	Bulk
Average Building Size	134,327	180,261
Average Tenant Size	50,458	95,000 sf
Low Finish Product	<10%	<10%
Average Lease Rate In Place	$4.80/sf	$4.30/sf
Turnover cost/sf	$0.96/ft	$0.84/sf

(1) Catellus industrial portfolio and ProLogis total operating North American portfolio



ProLogis
The Global Distribution Solution

Strengthens Presence in Larger Growth Markets Market PLD Direct Owned % of Portfolio PLD Held in Funds % of Portfolio Catellus % of Portfolio Combined % of Portfolio Southern CA 0% 18% 39% 12% Northern CA 8% 2% 14% 6% Chicago 7% 1% 17% 6% No. New Jersey 5% 5% 0% 5% Dallas 10% 5% 9% 8% Atlanta 7% 4% 3% 5% Subtotal 37% 35% 82% 42% Other 63% 65% 18% 58% Total North America 100% 100% 100% 100% Operating SF North America 125,014,200 100,931,100 36,412,000 262,357,300

Enhances Asset Quality ProLogis North America Catellus Combined Average Age 19 years 7.2 years 17.4 years Weighted Average Occupancy 91.9% 95.7% 92.4% % Portfolio Turning Next 5 Years 73.8% 53.9% 70.7% Occupancy in Catellus' Properties Outperformed U.S. National Average by 530 Basis Points over the last 3 Years

Creates Unparalleled Land Positions for Increased Growth ProLogis1 ProLogis1 Catellus1 Catellus1 Combined Combined Market Buildable SF % of Total Buildable SF % of Total Buildable SF % of Total Southern CA 700,000 2% 4,085,000 11% 4,785,000 6% Northern CA 1,616,000 4% 10,296,000 27% 11,912,000 15% Chicago 4,181,000 10% 6,460,000 17% 10,641,000 14% NJ/E. PA 4,407,000 11% 5,610,000 14% 10,017,000 13% Dallas 5,422,000 13% 2,950,000 8% 8,372,000 11% Atlanta 3,094,000 8% 356,000 1% 3,450,000 4% Subtotal 19,420,000 48% 29,757,000 78% 49,177,000 63% Other 20,879,000 52% 8,556,000 22% 29,435,000 37% Total Buildable Sf 40,299,000 100% 38,313,000 100% 78,612,000 100% Development Potential $1.6 Billion $1.6 Billion $3.2 Billion Over 60% of Land in Top 6 Logistics Markets Development Opportunity Doubles to $3.2 Billion in North America 1 Owned and Optioned

Provides Strong Customer Synergies with Additional Lease Opportunities # of % of CDX's # of PLD % of Square CDX Annualized PLD Annualized PLD Customer Name Feet Leases Base Rents Leases Base Rents Customer 1 APL Logistics* 4,405,650 14 5.7% 4 0.5% ? 2 Ford Motor Company 1,799,159 6 2.9% 2 <0.1% ? 3 Exel Corp* 1,407,905 2 1.9% 26 1.45% ? 4 Kellogg's USA 1,565,739 3 1.9% 0 -- 5 Office Depot 518,684 3 1.6% 3 0.1% ? 6 Home Depot* 377,901 3 1.6% 11 0.9% ? 7 Gillette* 892,556 2 1.4% 2 0.4% ? 8 Saks & Co 470,707 1 1.2% 0 -- 9 Circuit City 482,918 2 1.2% 2 <0.1% ? 10 WalMart 757,765 1 1.2% 4 0.3% ? 12,678,984 37 20.6% 54 3.7% Repeat Customers Drive Over 50% of Leasing in ProLogis' Development Catellus' Top 10 Customers by Rents * ProLogis Top 25 Customer

Significantly Boosts North American Development Platform Consolidates two of the largest developers in North America with a combined leading market share of 12% Creates a deep and talented development team unequaled in the industry Enhances the potential to serve repeat customers Broadens ability to generate income through land development and redevelopment opportunities Boosts pipeline of new properties to be delivered to future property funds Three-year Average Development Market Share Top 30 Markets - North America PLD CDX Combined Largest Private Competitor Largest Public Competitor % of Development 0.08 0.04 0.08 0.06 0.045 0.04

1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 (E) Potential PLD North America 159.5 348.9 370.2 347.3 362.3 329.6 172 187.7 157 313 365 2500 PLD Europe 79.2 516.4 322 573.7 540.3 305 493 432 PLD Asia 52.2 227.5 212 408 554 CDX 338 Development Starts ($ billions) Strong Continued Growth in Global Development 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 (E) Potential PLD North America 159.5 348.9 370.2 347.3 362.3 329.6 172 187.7 157 313 365 2500 PLD Europe 79.2 516.4 322 573.7 540.3 305 493 432 PLD Asia 52.2 227.5 212 408 554 CDX 338

Creating Capacity for Increased Global Development Growth Development Starts as a % of $1.3-1.4B $1.3-1.4B Total Book Assets1 $8.9B $13.2B Cost to Complete Development $0.88B $0.88B as a % of Total Book Assets1 $8.9B $13.2B Total Debt to Total Book Assets1 = 15.2% = 10.2% = 6.7% = 9.9% Increased Equity Base Allows for Development of $2 to $2.5 Billion/Yr Current Current Pipeline/ Post Transaction 48.0% 51.1% 1 Undepreciated Book Assets

Stronger Future Growth Prospects Additional Capacity ProLogis Catellus Created Combined ProLogis Shares (millions) 196 56 -- 252 Components of Growth Long-Term SS NOI Growth Prospects Good Excellent -- Enhanced CDFS Development Business Land - Buildable MSF 98 32 -- 130 Development Potential1 North America $1.6B $1.6B $3.2B International 3.7B -- 3.7B $5.3B $1.6B $6.9B 2005 Projected Development Starts $1.3B-$1.4B $200M-300M -- $1.5B-$1.7B Additional Development Potential/yr -- -- $600M-$700M $600M-$700M Potential Development/yr $1.3B-$1.4B $200M-300M $600M-$700M $2.1B-$2.4B CDFS Profit Potential/yr2 $190M-$210M $30M-$50M $90M-$100M $310M-$360M 1 Total expected investment 2 Assumes 14%-16% margin (In billions (B) or millions (M))

Development Fuels Growth in Fund Management Business



(In billions (B) or millions (M))	ProLogis	Catellus	Additional Capacity Created	Combined
Components of Growth				
Management Fees				
2006 Contributions	$1.5B-$1.6B	$250M-$350M	--	$1.7B-$2.0B
Additional Contributions – Potential/yr	--	--	$700M-$800M	$700M-$800M
Development Contribution Potential/yr	$1.5B-$1.6B	$250M-$350M	$700M-$800M	$2.4B-$2.8B
↓	↓	↓	↓	↓
Management Fee Potential/yr	$10M-$12M	$2M-$3M	$6M-$7M	$18M-$22M
Reinvestment of Retained Earnings				
Retained Earnings/yr	$180M-$200M	$40M-$50M	--	$220M-$250M
Additional Retained Earnings Potential/yr	--	--	$70M-$90M	$70M-$90M
Retained Earnings Potential/yr	$180M-$200M	$40M-$50M	$70M-$90M	$290M-$340M

ProLogis. The Global Distribution Solution

18

Enhanced FFO Contribution Through Integration of CDX in PLD's Fund Management Business Catellus 2006 mean analyst estimate FFO/share1 $1.83 $1.83 X Diluted Shares Outstanding (millions) 106 106 = Estimated FFO $194 $194 Post-transaction differences2 Low High High G&A Savings $ 35 39 39 Gain on increase in CDFS dispositions3 42 46 48 Annual fees and NOI on increased fund contributions3 5 7 7 Loss of full-year rental income4 (24) (25) (25) Interest savings - full year5 15 17 17 Enhanced FFO from integration with PLD $267 $278 $280 (In millions, except per share amounts and where noted) 1 Includes $6 million of non-core FFO 2 Assumes full-year impact of differences 3 Assumes Catellus development starts of $275 - $300 million/year and related contributions to funds of $325 - $325 million 4 Assumes average development yield of 9% - 9.25%. Rental income is lost due to contribution to funds. 5 Assumes average financing costs of 5.5% - 6.0%. Interest is saved from proceeds received from funds.

Potential Accretion Using Analyst Estimates Low High Analyst Estimates for 2006 PLD FFO/Share $2.75 $3.05 X Diluted Shares Outstanding 196 196 = Estimated FFO 540 600 + Incremental CDX FFO 267 280 = New Combined FFO Before Transaction Financing 807 880 Transaction Financing: Increased Interest Expense and Loss of Rental Income due to New Debt Issuance and Asset Sales1,2 (85) (87) Estimate of FFO - Combined company $722 $793 Existing PLD Shares3 196 196 + Incremental Shares 56 56 = Total Shares after transaction 252 252 New FFO per Share $2.87 $3.15 Accretion 4.7% 3.3% 1 Assumes additional unsecured debt of $800-$900 million at a blended interest rate of 5% 2 Assumes asset sales of $600-$700 million at a blended cap rate of 6.75%-7% 3 Fully diluted shares outstanding at 3/31/05 (In millions, except per share amounts and where noted)

Note to Investors ProLogis and Catellus will file a proxy statement/prospectus and other documents regarding the proposed merger described in this communication with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about ProLogis and Catellus and the proposed merger. A definitive proxy statement/prospectus will be sent to security holders of ProLogis and Catellus seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by ProLogis and Catellus with the SEC at the SEC's web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to ProLogis, 14100 E. 35th Place, Aurora, Colorado, 80011, attention Investor Relations, Telephone: (800) 820-0181 or Catellus Development Corporation, 201 Mission Street, 2nd Floor, San Francisco, California, 94105, attention Investor Relations, Telephone: (415) 974-3781. ProLogis and Catellus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of ProLogis and Catellus in connection with the merger. Information about ProLogis and Catellus and their respective directors and officers can be found in ProLogis' and Catellus' respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

Filer: ProLogis
Subject Company: Catellus Acquisition
1934 Act File Number: 001-31908

INVESTOR FAQ

1.	Why is ProLogis acquiring Catellus?

In the U.S., ProLogis’ market presence, asset quality and development capability will all be strengthened. Catellus’ significant presence in the top six distribution markets, its strong occupancy levels, relatively young assets — plus additional land and development capabilities will accelerate ProLogis’ future earnings growth by supporting more rapid growth in ProLogis’ property fund business.

2.	What is involved in the merger process and how long will it take to complete?

The boards of both companies have approved the merger agreement. Shareholders of both companies will be asked to vote on the merger later this year, and a Proxy Statement will be mailed to all shareholders. We anticipate the transaction will close by the end of 2005.

3.	Who will lead the combined company?

Jeffrey H. Schwartz will remain chief executive officer and Walter C. Rakowich will remain president, chief operating officer and chief financial officer. Ted Antenucci, president of Catellus Commercial Development, will become President of Global Development. Nelson C. Rising, chairman and chief executive officer of Catellus, will join the ProLogis Board.

4.	Will there be a change in dividend policy?

To retain their unique tax status, real estate investment trusts (REITs) are required to dividend 90% of taxable income to shareholders to not pay taxes at the corporate level.

ProLogis’ next quarterly dividend is scheduled to be paid in August.

5.	Do I need to change stock certificates or contact the transfer agent?

No. There will be no changes to the ProLogis shares requiring investor action. ProLogis shareholders will be asked to approve the merger later this year, and a proxy statement will be mailed to shareholders.

In addition to receiving a proxy statement, Catellus shareholders will receive a prospectus as well as instructions for exchanging their Catellus shares in exchange for the cash and/or stock consideration being offered under the terms of the merger agreement.

6.	Who should I contact if I have additional questions? How can I find more information as time goes on?

Press releases will be posted on both companies’ websites at www.prologis.com and www.catellus.com. You may also call ProLogis investor relations at 303-576-2690 or Catellus investor relations at 415-974-4649. Later in the year, a proxy statement will be mailed to both companies’ shareholders. Additionally, both Catellus and ProLogis file reports with the Securities and Exchange Commission. Those reports can be accessed on the SEC’s website at www.sec.gov.

Filer: ProLogis
Subject Company: Catellus Acquisition
1934 Act File Number: 001-31908

KEY FACTS

	ProLogis	Catellus
Equity Market Capitalization (as of June 3, 2005)	$7.8 billion	$3.1 billion

Total Market Capitalization (as of June 3, 2005)	$12.7 billion	$4.3 billion

Stock Listing	NYSE: PLD S&P 500	NYSE: CDX

2004 Total Revenues (ProLogis revenues exclude $1.3 billion of net sales proceeds)	$601 mil.	$814 mil.

North American Total Square Footage Owned, Managed and Under Development (as of March 31, 2005)	310.8 million	40.5 million

% Industrial Assets in Top Six U.S. Logistics Markets (S. Calif., N. Calif., Chicago, N. New Jersey, Dallas & Atlanta)	37.0%	82.0%

Buildable Land Sq. Footage (as of March 31, 2005)	40,299,000	38,313,000

% Buildable Land in Top Six U.S. Logistics Markets	48%	78%

Strong Customer Synergies	8 of Catellus’ top ten customers are also ProLogis’ customers

Filer: ProLogis
Subject: Catellus Acquisition
1934 Act File Number: 001-31908

Website Update

6/6/05 — ProLogis has agreed to purchase the shares of Catellus Development Corporation in a transaction valued at approximately $4.9 billion. The transaction will strengthen ProLogis’ portfolio in North America and greatly enhance the company’s land position and development capabilities, accelerating future earnings growth.

Please join us for a conference call and webcast detailing the transaction to be held at 8:30 am ET on 6/6/05.

Please use the following links to access related materials
Press release with conference call details
Slides to be discussed in conference call
Link to webcast/replay.
Related SEC filings
Learn more about Catellus

Filer: ProLogis
Subject Company: Catellus Acquisition
1934 Act File Number: 001-31908

Email Subject Line: ProLogis Acquires Catellus – Conference Call Today

Dear ProLogis Associates:

We are pleased to share with you some very exciting news.

ProLogis has just announced that the company will acquire Catellus for total consideration of approximately $4.9 billion, payable in cash and ProLogis common shares. In this letter we would like to describe to all our employees the significance of this acquisition and its benefits to ProLogis. The financial details of the transaction are included in the attached press release.

The acquisition of Catellus will solidify our position as the world’s leading provider of distribution facilities by consolidating two of North America’s largest industrial property developers. When the acquisition is complete, ProLogis will have a global footprint more than three times the size of our nearest competitor.

This transaction offers great benefits for us at ProLogis, as well as for our customers, partners and shareholders.

We are especially excited about the growth potential created by combining our domestic and international platform with Catellus’ U.S. platform and development opportunities. This transaction will expand our reach to include over 350 million square feet in more than 2,250 facilities owned, managed, or under development in North America, Europe and Asia.

The acquisition will meaningfully strengthen our market presence, asset quality and development capability in the United States. Catellus has a significant presence in the top six U.S. distribution markets, strong occupancy levels and relatively young assets, all of which will augment our current portfolio and increase our land and development capabilities.

Catellus’ geographic mix of properties complements ProLogis’ portfolio and will provide us with significant properties in especially high-growth markets, such as California, where 53% of Catellus’ industrial assets are located, and Chicago, where an additional 17% are located.

The Catellus portfolio also provides ProLogis with the opportunity for strong growth with the addition of Catellus’ land holdings. We are pleased that Ted Antenucci, president of Catellus Commercial Development Corp., and several other experienced development professionals from Catellus will be joining ProLogis following the close of the transaction. Their talent, combined with Catellus’ quality land bank – which includes nearly 30 million buildable square feet in the six largest distribution markets in the U.S. – will greatly enhance our development capabilities.

Strong customer synergies are also a benefit of the transaction. Catellus customers tend to be large companies seeking newer functional distribution centers, consistent with our targeted Focus 500 customers. In fact, eight of Catellus’ top ten customers are also ProLogis customers. Through this transaction, we will continue to enhance our ability to meet our customers’ needs across the globe.

To provide additional details, we will hold a short conference call for all employees at 10:00 a.m. (Mountain Time) today to discuss this transaction further. There are limited phone lines, so please try to listen at a conference room in your office. For those of you unable to get to a conference room at that time, you may call (877) 704-5385 for U.S.-based employees or (913) 312-1303 for international employees.

If you are unable either to attend the meeting in person or listen to it live, there will be a digital recording available on our intranet following the call. You will also be able to listen to a telephonic replay after the conference call has ended. Replay phone numbers are (888) 203-1112 for U.S.-based employees, and (719) 457-0820 for international employees. The passcode for both replay numbers is 9494641.

Today’s announcement is only the first step in the merger process, and there is much to do between today and the completion of the merger. Most importantly, we must all stay focused on serving our customers. It is also important for you to be aware that until the merger is complete, Catellus remains a competitor of ours and we will operate as separate companies.

Given the level of interest we can expect about this announcement, please remember ProLogis’ longstanding policy about handling questions from the media and investors. Please direct all media inquiries to Rick Roth at 303-576-2641. All investor questions should be directed to Melissa Marsden at 303-576-2622.

Finally, we want to thank each of you for what you contribute to ProLogis on a daily basis. Your hard work has enabled us to embark on this transaction, and your continued hard work will ensure its success.

Jeffrey H. Schwartz	Walter C. Rakowich
Chief Executive Officer	President and Chief Operating Officer

Filer: ProLogis
Subject Company: Catellus Acquisition
1934 Act File Number: 001-31908

PROLOGIS’ ACQUISITION OF CATELLUS:
PROLOGIS EMPLOYEE FAQs

1.	Why is ProLogis acquiring Catellus?

With this transaction, ProLogis strengthens its position as the world’s leading provider of distribution facilities. Combining our domestic and international platform with Catellus’ U.S. platform and development opportunities will enhance our growth potential, customer service and shareholder value. This is great news for us, and for our future prospects.

2.	What is involved in the merger process and how long will it take to complete?

We anticipate that the transaction will close by the end of 2005. So far, the boards of both companies have approved the merger agreement. Now, we need to secure the approval of both companies’ shareholders, which we expect to occur in the next few months. In addition, the joint proxy statement / prospectus will be filed with the Securities and Exchange Commission, and other customary approvals must be obtained.

3.	Until the transaction closes, how will the two companies work together? What restrictions are there on communications between the two companies?

There will be limitations of specific Catellus business activities established by the transaction. Keep in mind, until the transaction is closed, the two companies will continue to operate as separate entities, and we will compete in the marketplace as usual.

4.	Who will manage the integration process?

Our integration team is being led by Walt Rakowich. We will discuss the integration plan and timetable in the days and weeks to come.

5.	Will there be any changes to our executive management team?

Yes. Jeff Schwartz will remain chief executive officer and Walt Rakowich will remain president, chief operating officer and chief financial officer. Ted Antenucci, president of Catellus Commercial Development, will join ProLogis as president of global development. Nelson Rising, chairman and chief executive officer of Catellus, will join ProLogis’ Board of Trustees.

6.	How does this affect me?

This is a great acquisition that will help us grow stronger and will allow us to serve our customers even better than before. However, it is important to remember that until the transaction closes, the two companies will continue to operate as separate entities, and we will compete in the marketplace as usual.

7.	How will this transaction affect our customers?

We will continue to put customers at the center of our company, but this acquisition will allow us to provide expanded products and services in key North American markets.

8.	Does this change ProLogis’ strategy?

No, it supports our strategy. Our strategic plans remain the same and it is critically important to our future success for all of us to stay focused.

9.	How should I respond if media or investors ask me questions about the transaction?

As always, please remember that any media inquiries should be directed to Rick Roth at 303-576-2641, and that any investor inquiries should be directed to Melissa Marsden at 303-576-2622.